UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: August 9, 2012

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road,

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated August 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner

Date: August 9, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS SECOND QUARTER RESULTS

Highlights

•	Generated distributable cash flow(1) of $54.2 million in the second quarter of 2012, up approximately 27 percent from the same period of the prior year.

•	Received offer from Teekay Corporation to acquire the Voyageur Spirit FPSO unit.

•	Three-year extension option on the Petrojarl Varg FPSO unit exercised by Talisman Energy, extending firm contract period to June 30, 2016.

•	Total liquidity of $373 million as at June 30, 2012, including the Partnership’s $46 million equity private placement completed in July 2012.

Hamilton, Bermuda, August 9, 2012—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended June 30, 2012. During the second quarter of 2012, the Partnership generated distributable cash flow(1) of $54.2 million, compared to $42.6 million in the same period of the prior year.

On July 13, 2012, a cash distribution of $0.5125 per common unit was declared for the quarter ended June 30, 2012. The cash distribution is payable on August 10, 2012 to all unit holders of record on July 25, 2012.

“The Partnership’s second quarter distributable cash flow was up 27 percent from the same quarter last year due primarily to higher revenues, including a $14.7 million charter termination fee received from Teekay Corporation, and lower operating and time-charter-in costs, as well as accretive acquisitions completed over the past year” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “The extension of the Petrojarl Varg FPSO unit time-charter for an additional three years further enhances the Partnership’s cash flow stability and with several FPSO assets soon to be available for purchase from Teekay Corporation, the Partnership is also well-positioned for visible cash flow growth over the next several years. This includes an offer from Teekay Corporation to the Partnership to purchase the Voyageur Spirit FPSO unit, which offer was received in June and is currently being reviewed by the Conflicts Committee of the Partnership’s Board of Directors.”

“Furthermore, construction of the Partnership’s four newbuilding shuttle tankers is on schedule,” Mr. Evensen added. “Proceeds from the Partnership’s recently completed $46 million equity private placement will be used to partially finance upcoming shipyard installment payments on these vessels, which are expected to deliver from the shipyard between April and October 2013.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of August 1, 2012.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	30	(i)	4	4	(ii)	2	40
Conventional Tanker Segment	7		—	—		2	9
FSO Segment	5		—	—		—	5
FPSO Segment	3		—	—		—	3

Total	45		4	4		4	57

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under contracts with a subsidiary of BG Group plc in Brazil.
(iii)	Includes two shuttle tankers and two conventional tankers which are currently in lay-up and are candidates for conversion to offshore assets.

Future Growth Opportunities

Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay Corporation (Teekay) is obligated to offer to the Partnership its interest in certain shuttle tankers, floating storage and offtake (FSO) units and floating, production, storage and offloading (FPSO) units Teekay owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay may offer it from time to time and intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers under construction by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled deliveries in mid- to late-2013, the vessels will commence operations under 10-year, fixed-rate time-charter contracts. The contract with BG also includes certain extension options and vessel purchase options.

FPSO Units

As previously announced, on November 30, 2011, Teekay acquired from Sevan Marine ASA (Sevan) the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and has agreed to acquire the Voyageur Spirit FPSO unit upon the completion of certain upgrades that are expected to be completed in the fourth quarter of 2012 (upon which time the unit is expected to commence operations under a 5-year charter contract, plus extension options). In June 2012, Teekay formally offered to sell the Voyageur Spirit FPSO unit to Teekay Offshore at fair market value and the offer is currently being reviewed by the Conflicts Committee of the Partnership’s Board of Directors. Pursuant to the omnibus agreement, Teekay is obligated to offer the Hummingbird Spirit FPSO unit to Teekay Offshore within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2013. The purchase price for the Petrojarl Foinaven FPSO unit would be its fair market value plus any additional tax or other costs to Teekay that would be required to transfer the FPSO unit to the Partnership.

In October 2010, Teekay signed a long-term contract with Petroleo Brasileiro S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly-converted FPSO unit named Cidade de Itajai. This FPSO unit is scheduled to deliver from the shipyard in the third quarter of 2012 and arrive in Brazilian waters in the fourth quarter of 2012, at which time the unit is expected to commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of its charter with Petrobras.

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In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Tiro Sidon FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay’s interests in such projects pursuant to the omnibus agreement.

In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a high-specification FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter, which is expected to commence in the first quarter of 2014.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $20.6 million for the quarter ended June 30, 2012, compared to $26.2 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $32.8 million and $37.5 million for the quarters ended June 30, 2012 and June 30, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $12.1 million for the second quarter of 2012, compared to $11.4 million in the same period of the prior year. Net revenues(2) for the second quarter of 2012 increased to $213.4 million, compared to $201.6 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $46.7 million for the six months ended June 30, 2012, compared to $48.3 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $6.2 million and $36.2 million for the six months ended June 30, 2012 and June 30, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $40.5 million for the six months ended June 30, 2012, compared to $12.0 million in the same period of the prior year. Net revenues(2) for the six months ended June 30, 2012 increased to $421.5 million, compared to $409.9 million in the same period of the prior year.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	June 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	111,597	30,656	14,781	56,317	213,351

Vessel operating expenses	33,341	4,366	6,519	25,854	70,080
Time-charter hire expense	12,969	—	—	—	12,969
Depreciation and amortization	31,944	3,331	2,001	12,727	50,003

Cash flow from vessel operations(2)	54,282	25,192	8,010	22,329	109,813

	Three Months Ended
	June 30, 2011
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	113,471	30,915	14,626	42,561	201,573

Vessel operating expenses	42,109	6,012	7,411	19,665	75,197
Time-charter hire expense	18,182	—	—	—	18,182
Depreciation and amortization	28,704	5,557	2,991	8,911	46,163

Cash flow from vessel operations(2)	44,551	24,145	6,520	19,955	95,171

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains and in-process revenue contract, loss on sale of vessel and write-down of vessels, includes the realized gains (losses) on the settlement of foreign exchange forward contracts, excludes the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $54.3 million for the second quarter of 2012 compared to $44.6 million for the same period of the prior year, primarily due to decreases in vessel operating expenses and time-charter hire expense. Vessel operating expenses decreased due to lower repairs and maintenance and crewing costs, and due to the lay-ups of the shuttle tankers Navion Torinita and Basker Spirit commencing in the second quarter of 2012 and the third quarter of 2011, respectively. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011 and fewer short-term chartered-in days.

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Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $25.2 million in the second quarter of 2012 compared to $24.1 million for the same period of the prior year. In June 2012, the Partnership sold a 1997-built conventional Aframax tanker to a third party buyer for net proceeds of $8.7 million. As a result of the early termination of the time-charter for this vessel, the Partnership received a termination fee of $14.7 million from Teekay the charterer of the vessel. This is partially offset by the expiry of time-charter contracts on two conventional tankers during the fourth quarter of 2011, which are currently laid up, and the sale of a conventional Aframax tanker, the Scotia Spirit in the third quarter of 2011.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $8.0 million in the second quarter of 2012 compared to $6.5 million for the same period of the prior year, primarily due to a decrease in vessel operating expenses as a result of a decrease in the consumption and use of consumables.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment increased to $22.3 million for the second quarter of 2012 compared to $20.0 million for the same period of the prior year, primarily due to the acquisition of the Piranema Spirit FPSO unit on November 30, 2011. Vessel operating expenses for the Piranema Spirit FPSO unit in the second quarter of 2012 includes additional maintenance costs from a scheduled shutdown.

Liquidity

As of June 30, 2012, the Partnership had total liquidity of $327.5 million, which consisted of $179.5 million in cash and cash equivalents and $148.0 million in undrawn revolving credit facilities. Following the $45.9 million private placement completed in July 2012, the Partnership had total liquidity of $373.4 million.

Conference Call

The Partnership plans to host a conference call on Friday, August 10, 2012 at noon (ET) to discuss its results for the second quarter of 2012. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 4125062.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and made available until Friday August 17, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4125062.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers. Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN). The Partnership has recently received an offer from Teekay Corporation to acquire the Voyageur Spirit FPSO unit which offer is currently being reviewed by the Conflicts Committee of the Partnership’s Board of Directors. A majority of Teekay Offshore’s fleet trades on long-term, stable contracts and it is structured as a publicly-traded master limited partnership.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	251,151	244,598	234,145	495,749	467,916

OPERATING EXPENSES
Voyage expenses	37,800	36,481	32,572	74,281	58,037
Vessel operating expenses (1)	70,080	71,007	75,197	141,087	150,327
Time-charter hire expense	12,969	13,617	18,182	26,586	38,452
Depreciation and amortization	50,003	49,611	46,163	99,614	91,733
General and administrative (1)	18,689	20,136	18,157	38,825	36,887
Loss on sale of vessels and write-down of vessels	3,269	—	8,194	3,269	9,265
Restructuring charge (2)	—	—	—	—	3,924

	192,810	190,852	198,465	383,662	388,625

Income from vessel operations	58,341	53,746	35,680	112,087	79,291

OTHER ITEMS
Interest expense	(12,506)	(12,776)	(8,890)	(25,282)	(17,359)
Interest income	138	212	150	350	279
Realized and unrealized (loss) gain on derivative instruments (3)	(60,317)	16,239	(38,720)	(44,078)	(27,880)
Foreign exchange gain (loss) (4)	888	(2,758)	367	(1,870)	(432)
Income tax recovery (expense)	1,946	(1,485)	(3,037)	461	(5,690)
Other (loss) income – net	(119)	1,425	1,159	1,306	2,469

Net (loss) income	(11,629)	54,603	(13,291)	42,974	30,678

Net (loss) income attributable to:
Non-controlling interests	499	1,969	(1,937)	2,468	18,656
Partners	(12,128)	52,634	(11,354)	40,506	12,022
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	70,626,554	70,626,554	62,800,314	70,626,554	60,000,819
Total units outstanding at end of period	70,626,554	70,626,554	62,800,314	70,626,554	62,800,314

(1)	The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized (losses) gains arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of (Loss) Income as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Vessel operating expenses	—	—	(83)	—	(267)
General and administrative	(254)	20	69	(234)	199

(2)	Restructuring charges for the six months ended June 30, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers.

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(3)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized (losses) gains relating to:
Interest rate swaps	(14,338)	(15,007)	(13,769)	(29,345)	(27,471)
Foreign currency forward contract	437	1,198	1,204	1,635	1,622

	(13,901)	(13,809)	(12,565)	(27,710)	(25,849)

Unrealized (losses) gains relating to:
Interest rate swaps	(41,842)	24,763	(26,969)	(17,079)	(6,204)
Foreign currency forward contracts	(4,574)	5,285	814	711	4,173

	(46,416)	30,048	(26,155)	(16,368)	(2,031)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(60,317)	16,239	(38,720)	(44,078)	(27,880)

(4)	Foreign exchange gain (loss) includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 and issued NOK 600 million unsecured bonds in 2012 maturing in 2017. Foreign exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized gains on cross-currency swaps	696	994	777	1,690	1,444
Unrealized (losses) gains on cross-currency swaps	(10,776)	7,879	3,135	(2,897)	9,363
Unrealized gains (losses) on revaluation of NOK bonds	9,414	(9,031)	(3,058)	383	(8,312)

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2012	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	179,462	234,742	179,934
Vessels held for sale	14,930	19,000	19,000
Other current assets	157,242	162,295	148,825
Vessels and equipment	2,446,287	2,493,934	2,539,949
Advances on newbuilding contracts	69,163	46,333	45,637
Other assets	61,875	71,768	62,627
Intangible assets	18,585	20,114	21,644
Goodwill	127,113	127,113	127,113

Total Assets	3,074,657	3,175,299	3,144,729

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	91,606	98,963	99,220
Other current liabilities	102,445	112,848	99,624
Current portion of long-term debt	261,272	214,274	229,365
Long-term debt	1,734,169	1,847,607	1,799,711
Other long-term liabilities	400,634	362,118	393,769
Redeemable non-controlling interest	36,356	37,805	38,307
Equity:
Non-controlling interest	40,384	42,046	40,622
Partners’ equity	407,791	459,638	444,111

Total Liabilities and Equity	3,074,657	3,175,299	3,144,729

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	126,229	152,506

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	265,053	311,472
Scheduled repayments of long-term debt	(95,032)	(69,429)
Prepayments of long-term debt	(203,273)	(50,360)
Advance from joint venture partner	—	14,500
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	—	2,000
Purchase of 49% interest in Teekay Offshore Operating L.P.	—	(160,000)
Equity contribution from joint venture partner	1,000	2,250
Cash distributions paid by the Partnership	(76,779)	(61,335)
Cash distributions paid by subsidiaries to non-controlling interests	(5,657)	(19,642)
Other	(4,479)	(91)

Net financing cash flow	(119,167)	(30,635)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(26,148)	(145,611)
Direct financing lease payments received	9,129	10,477
Proceeds from sale of vessels and equipment	9,485	5,054
Investment in direct financing lease assets	—	370

Net investing cash flow	(7,534)	(129,710)

Decrease in cash and cash equivalents	(472)	(7,839)
Cash and cash equivalents, beginning of the period	179,934	166,483

Cash and cash equivalents, end of the period	179,462	158,644

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(11,629)	(13,291)	42,974	30,678
Adjustments:
Net (income) loss attributable to non-controlling interests	(499)	1,937	(2,468)	(18,656)

Net (loss) income attributable to the partners	(12,128)	(11,354)	40,506	12,022
Add (subtract) specific items affecting net (loss) income:
Foreign exchange (gains) losses(1)	(192)	411	3,560	1,875
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	254	14	234	68
Deferred income tax expense relating to unrealized foreign exchange gains (3)	—	3,577	—	10,096
Unrealized losses on derivative instruments (4)	46,416	26,155	16,368	2,031
Loss on sale of vessels (5)	2,221	—	2,221	171
Write-down of vessels (6)	1,048	8,194	1,048	9,094
Termination fee (7)	(14,670)	—	(14,670)	—
Restructuring charges and other (8)	(2,410)	—	(2,956)	4,873
Non-controlling interests’ share of items above	94	(810)	407	8,039

Total adjustments	32,761	37,541	6,212	36,247

Adjusted net income attributable to the partners	20,633	26,187	46,718	48,269

(1)	Foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and exclude the realized gains relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.
(3)	Portion of deferred income tax (recovery) expense related to unrealized foreign exchange gains and losses. There is no adjustment for this item for the three and six months ended June 30, 2012, as a full valuation allowance was taken starting in the third quarter of 2011 against the deferred tax asset.
(4)	Reflects the unrealized gains due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes.
(5)	Loss on sale of vessels relates to the sale of a 1997-built conventional tanker in 2012 and the Karratha Spirit FSO unit in 2011.
(6)	The write-down of vessels for the three and six months ended June 30, 2012 and 2011 relates to the valuation impairment of one shuttle tanker in 2012 and one conventional tanker in 2011, respectively, based on their estimated fair value.
(7)	A termination fee was received upon cancellation of the Hamane Spirit conventional tanker’s time-charter contract with Teekay Corporation.
(8)	Other items includes a loss of $0.4 million and a gain of $0.2 million for the three months and six months ended June 30, 2012, respectively, related to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker. Other items include a one-time reversal of an income tax accrual of $2.8 million for the three and six months ended June 30, 2012. Restructuring charges of $3.9 million for the six months ended June 30, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Other items for the six months ended June 30, 2011 include $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants for Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net loss adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding instalments, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net loss or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net loss for the quarters ended June 30, 2012 and June 30, 2011, respectively.

	Three Months Ended
	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Net loss	(11,629)	(13,291)
Add (subtract):
Loss on sale of vessel and write-down of vessels	3,269	8,194
Depreciation and amortization	50,003	46,163
Distributions relating to equity financing of newbuilding instalments	1,447	—
Foreign exchange and other, net	(2,682)	4,259
Estimated maintenance capital expenditures	(27,652)	(25,793)
Unrealized gains on non-designated derivative instruments (1)	46,416	26,155

Distributable Cash Flow before Non-Controlling Interest	59,172	45,687
Non-controlling interests’ share of DCF	(4,991)	(3,097)

Distributable Cash Flow	54,181	42,590

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2012
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues (1)	111,597	30,656	14,781	56,317	213,351
Vessel operating expenses	33,341	4,366	6,519	25,854	70,080
Time-charter hire expense	12,969	—	—	—	12,969
Depreciation and amortization	31,944	3,331	2,001	12,727	50,003
General and administrative	11,709	1,098	919	4,963	18,689
Loss on sale of vessel and write-down of vessel	1,048	2,221	—	—	3,269

Income from vessel operations	20,586	19,640	5,342	12,773	58,341

	Three Months Ended June 30, 2011
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment		Total
Net revenues(1)	113,471	30,915	14,626	42,561		201,573
Vessel operating expenses	42,109	6,012	7,411	19,665		75,197
Time-charter hire expense	18,182	—	—	—		18,182
Depreciation and amortization	28,704	5,557	2,991	8,911		46,163
General and administrative	13,197	758	1,242	2,960		18,157
Write-down of vessel	—	8,194	—	—		8,194

Income from vessel operations	11,279	10,394	2,982	11,025	-	35,680

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth and stability of the Partnership’s distributable cash flow; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Petrojarl Cidade de Itajai, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the potential for the Partnership to accept Teekay’s offer of the Voyageur Spirit FPSO unit; the timing of delivery of vessels under construction or conversion; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire other vessels or offshore projects from Teekay or third parties, including the Voyageur Spirit FPSO unit; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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